Exhibit 99.1

News Release

Luxoft Holding, Inc Announces up to $60 Million Share Repurchase Program

NEW YORK—(BUSINESS WIRE)—Apr. 9, 2018— Luxoft Holding, Inc (NYSE:LXFT) today announced that its Board of Directors has authorized the repurchase of up to an aggregate of $60 million of its outstanding Class A ordinary shares. The repurchases may be made from time to time on the open market at prevailing market prices and will be funded from available cash.

The Company will periodically evaluate market conditions and alternatives for deployment of the Company’s capital over the coming months to determine whether repurchasing its shares is in the best interest of the Company’s shareholders. The number of shares to be purchased and the timing of purchases will be based on the level of the Company’s cash balances, general business and market conditions, and other factors, including alternative investment opportunities. The repurchase program is expected to continue for a period of two years unless suspended, extended or discontinued by the Board of Directors.

Dmitry Loschinin, Luxoft President & CEO, commented, “The Board’s authorization of a share repurchase program reflects our continued efforts to maximize shareholder value and our confidence in the long-term growth of our business. At current price levels, we believe Luxoft’s stock represents an investment opportunity for the Company. We believe we can continue to invest in the initiatives that are key to our future success as well as enhance the value of our Company by repurchasing stock under this program.”

About Luxoft

Luxoft (NYSE:LXFT) is a global IT service provider of innovative technology solutions that delivers measurable business outcomes to multinational companies. Its offerings encompass strategic consulting, custom software development services, and digital solution engineering. Luxoft enables companies to compete by leveraging its multi-industry expertise in the financial services, automotive, communications, and healthcare & life sciences sectors. Its managed delivery model is underpinned by a highly-educated workforce, allowing the Company to continuously innovate upwards on the technology stack to meet evolving digital challenges.

Luxoft has more than 13,100 employees across 41 cities in 20 countries within five continents, with its operating headquarters office in Zug, Switzerland. For more information, please visit the website.

Forward-Looking Statements

In addition to historical information, this release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include information about possible or assumed future results of our business and financial condition, as well as the results of operations, liquidity, plans and objectives. In some cases, you can identify forward-looking statements by terminology such as “believe,” “may,” “estimate,” “continue,” “anticipate,” “intend,” “should,” “plan,” “expect,” “predict,” “potential,” or the negative of these terms or other similar expressions. These statements include, but are not limited to, statements regarding: the persistence and intensification of competition in the IT industry; the future growth of spending in IT services outsourcing generally and in each of our industry verticals, application outsourcing and custom application development and offshore research and development services; the level of growth of demand for our services from our clients; the level of increase in revenue from our new clients; seasonal trends and the budget and work cycles of our clients; general economic and business conditions in our locations, including geopolitical instability and social, economic or political uncertainties, particularly in Russia and Ukraine, and any potential sanctions, restrictions or responses to such conditions imposed by some of the locations in which we operate; the levels of our concentration of revenues by vertical, geography, by client and by type of contract in the future; the expected timing of the increase in our corporate tax rate, or actual increases to our effective tax rate which we may experience from time to time; our expectations with respect to the proportion of our fixed price contracts; our expectation that we will be able to integrate and manage the companies we acquire and that our acquisitions will yield the benefits we envision; the demands we expect our rapid growth to place on our management and infrastructure; the sufficiency of our current cash, cash flow from operations, and lines of credit to meet our anticipated cash needs; the high proportion of our cost of services comprised of personnel salaries; our plans to introduce new products for commercial resale and licensing in addition to providing services; our anticipated joint venture with one of our clients; and our continued financial relationship with IBS Group Holding limited and its subsidiaries including expectations for the provision and purchase of services and purchase and lease of equipment; and other factors discussed under the heading “Risk Factors” in the Annual Report on Form 20-F for the year ended March 31, 2017 and other documents filed with or furnished to the Securities and Exchange Commission. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this press release whether as a result of new information, future events or otherwise.

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Source: Luxoft Holding, Inc

Luxoft Holding, Inc
Investor Inquires
Tracy Krumme
Vice President, Investor Relations
212-964-9900 ext. 2460
IR@luxoft.com
or
Media Inquiries
Patrick R. Corcoran
Global Director, External Relations
212-964-9900 ext. 2453
Press@luxoft.com
Twitter: @Luxoft